# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC 20549

## FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER
## PURSUANT TO RULE 13a-16 OR 15d-16 OF
## THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 24, 2017

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __     **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __     **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     **No X**

Enclosure: Press release - **Announcement - Dealing in Securities by an Executive Director Of AngloGold Ashanti Limited**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

**24 February 2017**

# NEWS RELEASE

**DEALING IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED**

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an Executive Director has dealt in ordinary shares of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66. The transactions were pursuant to a Co-Investment Plan (CIP) for the Company's executives.

In terms of the CIP, executives are allowed to apply up to 50% of their after tax cash bonus to purchase AngloGold Ashanti ordinary shares. The Company then matches their investment at 150% through an on-market purchase of shares, with vesting over a two-year period in two equal tranches. The first vesting date being the anniversary of the date on which the executive purchased the shares and the second vesting date being the second anniversary of the date on which the executive purchased the shares.

The Executive Director opted to participate in the CIP in 2015. This being the second anniversary of the date on which the Executive Director purchased the shares in 2015, the Company has purchased and allocated matching shares to the Executive Director as detailed below:

**Srinivasan Venkatakrishnan – Chief Executive Officer (Executive Director)**

| | |
|---|---|
| Name of officer | S Venkatakrishnan |
| Name of company | AngloGold Ashanti Limited |
| Date of transaction | 23 February 2017 |
| Nature of transaction | On-market purchase of shares by the Company, being the allocation of the matched portion in respect of the second tranche |
| Class of security | Ordinary shares |
| Number of shares purchased | 12,902 |
| Price per share | R155.00 |
| Value of transaction (excluding brokerage and other fees) | R1,999,810.00 |
| Extent of interest | Direct, Beneficial |
| Prior clearance to deal | Obtained |

Related taxes have been paid by the Executive Director by selling a portion of the shares allocated to the Executive Director by the Company as detailed below:

**SHARES SOLD TO SETTLE TAX COSTS**

**Srinivasan Venkatakrishnan – Chief Executive Officer (Executive Director)**

| | |
|---|---|
| Name of officer | S Venkatakrishnan |
| Name of company | AngloGold Ashanti Limited |
| Date of transaction | 23 February 2017 |
| Nature of transaction | On-market sale of shares to fund tax liability in relation to costs incurred in CIP |
| Class of security | Ordinary shares |
| Number of shares sold | 5,367 |
| Average selling price per share | R155.8032 |
| Lowest price per share | R155.8000 |
| Highest price per share | R155.8100 |
| Value of transaction (excluding brokerage and other fees) | R836,195.7744 |
| Extent of interest | Direct, beneficial |
| Prior clearance to deal | Obtained |

**ENDS**

24 February 2017
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

**Contacts**

**Media**

| Chris Nthite | +27 (0) 11 637 6388/+27 (0) 83 301 2481 | cnthite@anglogoldashanti.com |
|---|---|---|
| Stewart Bailey | +27 81 032 2563 / +27 11 637 6031 | sbailey@anglogoldashanti.com |
| General inquiries | | media@anglogoldashanti.com |

**Investors**

| Stewart Bailey | +27 81 032 2563 / +27 11 637 6031 | sbailey@anglogoldashanti.com |
|---|---|---|
| Sabrina Brockman (US & Canada) | +1 (212) 858 7702 / +1 646 379 2555 | sbrockman@anglogoldashanti.com |
| Fundisa Mgidi (South Africa) | +27 11 6376763 / +27 82 821 5322 | fmgidi@anglogoldashanti.com |

forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

**AngloGold Ashanti Limited**
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


AngloGold Ashanti Limited

Date: February 24, 2017


By:      /s/ M E SANZ PEREZ_____

Name:    M E Sanz Perez

Title:      EVP: Group Legal, Commercial & Governance